June 3, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7561

Commissioners:

We have read the statements made by China Valves Technology, Inc. (the “Company”), which was filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K of the Company dated June 3, 2014. We acknowledge that Friedman LLP (“Friedman”) has not completed any audits or issued any reports on the financial statements of the Company for any period.

During the period from May 30, 2013, the date of Friedman’s appointment as the Company’s independent auditor, through May 27, 2014, the date of our resignation, there was no disagreement between us and the Company regarding accounting principles that we need to make reference to.

/s/ Friedman LLP